UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2025

Commission file number: 001-42124

GAUZY LTD.

(Translation of registrant’s name into English)

14 Hathiya Street

Tel Aviv, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Annual General Meeting of Shareholders

On August 7, 2025, Gauzy Ltd. (the “Company”) convened its annual general meeting of shareholders (the “Meeting”).

At the Meeting, the Company’s shareholders voted on and approved all of the proposals brought before the Meeting by the requisite majority vote.

Each of the proposals was described in the Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders, attached as Exhibit 99.1 to the Company’s Form 6-K that was furnished to the Securities and Exchange Commission on July 3, 2025.

Director Resignation

In addition, following the conclusion of the Meeting, Danny Allouche, a member of the Company’s Board of Directors (the “Board”), tendered his resignation from the Board and all committees thereof on which he served, effective immediately. Mr. Allouche served on the Board for over six years, including this past year following Gauzy’s becoming a publicly traded company. Mr. Allouche resigned from the Board for personal reasons and not due to any disagreement with the Company on any matter relating to its operations, policies or practices.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-283572), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gauzy Ltd.

Date: August 8, 2025	By:	/s/ Eyal Peso
	Name:	Eyal Peso
	Title:	Chairperson of the Board of Directors and Chief Executive Officer

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